FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 000-28522

ASE Test Limited
( Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

Incorporation by Reference

This Form 6-K is deemed incorporated by reference to the registrant’s registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Date July 31, 2003.	By:	/s/ Richard Wei

	Name:	Richard Wei
	Title:	Chief Financial Officer

ASE TEST LIMITED			July 31, 2003

FOR IMMEDIATE RELEASE

Contact:
Richard C. Wei, Chief Financial Officer
Tel. (US)	+	1-510-687-2531	email : richard_wei@aseglobal.com
(Taiwan)	+	886-2-8780-5489

ASE Test Limited & Subsidiaries Announce Unaudited Second Quarter Results for
the Period Ended June 30, 2003

Taipei, Taiwan, July 31, 2003 -- ASE Test Limited (Nasdaq : ASTSF), the world’s largest independent provider of semiconductor test services, today announced a second quarter diluted net loss of $0.01 per share under accounting principles generally accepted in the United States (US GAAP), compared with diluted net losses of $0.09 per share in the year ago period and $0.13 per share in the first quarter of 2003. Under accounting principles generally accepted in the Republic of China (ROC GAAP), ASE Test Limited reported a diluted second quarter loss of $0.03 per share, compared with diluted net losses of $0.10 per share in the year ago period (2Q02) and $0.15 per share in the first quarter of 2003 (1Q03). The second quarter net loss amounted to $1.3 million under US GAAP and $2.9 million under ROC GAAP.

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on ROC GAAP and denominated in US dollars.)

2Q03 Results:

Revenues

Net revenues for the quarter totaled $91.7 million, up 18% from 2Q02 and up 29% from 1Q03. Test revenues accounted for 63% of total revenues during the quarter; assembly revenues accounted for the remaining 37%. (The terms “assembly revenues” and “packaging revenues” are used interchangeably in this press release.)

Test revenues, at $57.7 million, grew 11% from 2Q02 and 12% from 1Q03 (see table below). Compared with 1Q03, test volume (in units of time) increased by mid-teens percentage while average selling price (ASP) per unit of time declined slightly. Test revenue breakdown by type of testing services is as follows:

Test Revenue Breakdown	Revenue Change from 1Q03	Percent of Test Revenues
Final Test—Logic	10%	72%
Wafer Sort & Other	33%	18%
Engineering	-10%	7%
Final Test—Memory	41%	2%
Hardware	-11%	1%
Total Test	12%	100%

Assembly revenues, at $34.0 million, increased 33% from 2Q02 and 72% from 1Q03 (see table below). Compared with 1Q03, assembly volume in total pin count, excluding modules (which were classified as system in package or SIP), increased by high-teens percentage while ASP per pin, excluding modules, declined by mid-single-digits percentage. Assembly revenue breakdown by package type is as follows:

Assembly Revenue Breakdown	Revenue Change from 1Q03	Percent of Assembly Revenues
SIP	N/M	37%
BGA	66%	24%
PDIP	-12%	12%
QFP	-22%	9%
PLCC	-26%	5%
SO & Other	16%	13%
Total Assembly	72%	100%

The Company’s top customers in 2Q03 included Agilent Technologies, Altera, ATI Technologies, Atmel, Conexant, Genesis Microchip, GlobespanVirata, Lattice Semiconductor, LSI Logic, Marvell, Motorola, nVidia, Qualcomm, Silicon Integrated Systems, and VIA Technologies. Revenues from the Company’s top five customers accounted for 39%, and one customer accounted for over 10% of total revenues in 2Q03.

The following is the Company’s estimated end market composition:

	3Q02	4Q02	1Q03	2Q03
Communications	31%	31%	33%	43%
Computers	33%	34%	33%	26%
Consumer	26%	25%	26%	24%
Industrial	6%	5%	5%	4%
Other	4%	5%	3%	3%

Expenses

Cost of revenues (COR) in 2Q03 totaled $77.1 million, up 9% from 2Q02 and up 20% from 1Q03. The depreciation component ($31 million) of COR represented 33.9% of revenues in 2Q03, compared with 43.8% of revenues in 2Q02 and 43.4% in 1Q03.

Gross margin for the quarter was 15.9%, up from 8.8% in the year ago quarter and up from 9.6% in 1Q03. By segment, gross margin for the test business was approximately 20%, an improvement from the mid-single-digits range in 2Q02 and low teens percentage in 1Q03. For the assembly business, gross margin was in the high-single-digits range, compared with low-teens range in 2Q02 and low-single-digits range in 1Q03.

Operating expenses (R&D and SG&A expenses) in 2Q03 grew 6% from the year-ago period and 1% from

1Q03. Company-wide headcount at the end of 2Q03 increased 7% compared with 1Q03.

As a result of the expansion in gross margin and limited increase in operating expenses, the Company’s operating margin improved from negative 10.7% in 2Q02 and negative 12.8% in 1Q03 to negative 1.6% in 2Q03.

Net non-operating expenses totaled $3.5 million in 2Q03, compared with non-operating expenses of $3.7 million in 2Q02 and $5.9 million in 1Q03. Investment income, arising from the Company’s equity ownership in affiliated companies, reached breakeven level in 2Q03, compared with a loss of $0.6 million in 2Q02 and loss of $2.0 million in 1Q03.

Earnings

Net loss under US GAAP was $1.3 million in 2Q03, compared with a net loss of $8.4 million in the year-ago period and a net loss of $12.6 million in 1Q03. Net loss under ROC GAAP in 2Q03 was $2.9 million, versus a net loss of $9.7 million in the year-ago period and a net loss of $14.5 million in 1Q03. The ROC GAAP to US GAAP reconciliation difference in 2Q03 primarily relates to a positive adjustment of $2.6 million related to goodwill amortization and negative adjustments of $0.9 million for stock and cash compensation.

Diluted EPS in 2Q03 under US GAAP was a loss of $0.01, versus a loss of $0.09 a year ago and a loss of $0.13 in 1Q03. Diluted EPS under ROC GAAP amounted to a loss of $0.03, compared with a loss of $0.10 in 2Q02 and a loss of $0.15 in 1Q03.

Balance Sheet

At the end of the quarter, the Company had $81 million in cash and short-term investments and $78 million in unused lines of credit. Total debt was $449 million and comprised of $253 million in short-term debt and $196 million in long-term debt.

The Company’s debt maturity, as of the end of 2Q03, was as follows:

Amount ($ million)
Within the current year	253
During the second year	33
During the third year	44
During the fourth year	58
During the fifth year and thereafter	61

In July 2003, the Company notified the holders of its convertible notes, due July 2004 and issued through a finance subsidiary, of the Company’s intention to redeem the notes early. Consequently, the notes were classified as current liabilities on the Company’s balance sheet as of the end of 2Q03. The convertible notes redemption is expected to be completed by August 20.

Capital Expenditures

In 2Q03, the Company spent $37 million on fixed assets, including $25 million on test equipment, $10 million on assembly equipment, and $2 million on buildings and other infrastructure projects. At the end of the quarter, the Company had a total of 702 testers and 449 wirebonders.

Business Outlook:

Based on current customer forecasts, the Company presently expects its 3Q03 revenues to grow by slightly over 10% from 2Q03. The Company estimates its gross margin should improve from 15.9% in 2Q03 to high-teens percentage in 3Q03. With continuing revenue growth and improving cost structure, the Company expects to return to profitability in 3Q03.

Non-Operating Items and US GAAP Adjustments

The Company expects improving conditions in the semiconductor industry to have a positive impact on the affiliated companies in which it holds equity interests. Its investment income, derived from ownership in these companies, is therefore expected to be positive in 3Q03.

Under ROC GAAP, the Company will continue to amortize its goodwill and, as such, a positive adjustment of approximately $2.6 million is expected in its 3Q03 net income under US GAAP. Additionally, the Company believes that it will accrue stock bonus related compensation expense of $0.5 million under US GAAP in 3Q03.

Capital Expenditures

The Company’s projected capital spending for the year remains at approximately $150 million. This level of spending will be adjusted based on actual business conditions. As of the end of 2Q03, $68 million in capital expenditure had been made for the year.

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the Three Months Ended Jun. 30, 2002	For the Three Months Ended Jun. 30, 2002	For the Three Months Ended Jun. 30, 2002

ROC GAAP:

Net revenues	$77,702	$71,217	$91,701
Cost of revenues	70,861	64,390	77,106

Gross profit	6,841	6,827	14,595
Operating expense
R&D	4,818	4,677	4,541
SG&A	10,374	11,269	11,539

Subtotal	15,192	15,946	16,080

Operating income/(loss)	(8,351)	(9,119)	(1,485)

Non-operating expense (income)
Interest income	(939)	(173)	(218)
Interest expense	3,908	4,388	4,085
Others	751	1,720	(398)
Subtotal	3,720	5,935	3,469

Income/(loss) before tax and minority interest	(12,071)	(15,054)	(4,954)
Income tax expense/(benefit)	(2,371)	(565)	(2,005)

Net income/(loss) (ROC GAAP)	$(9,700)	(14,489)	(2,949)

Net income/(loss) (US GAAP)	$(8,433)	(12,633)	(1,301)

Diluted EPS (ROC GAAP)	$(0.10)	$(0.15)	$(0.03)
Diluted EPS (US GAAP)	$(0.09)	$(0.13)	$(0.01)

Margin Analysis:
Gross margin	8.8%	9.6%	15.9%
Operating margin	-10.7%	-12.8%	-1.6%
Net margin (ROC GAAP)	-12.5%	-20.3%	-3.2%
Net margin (US GAAP)	-10.9%	-17.7%	-1.4%

Additional Data:
Testing revenue	$52,194	$51,455	$57,745
Assembly revenue	25,508	19,762	33,956
Shares outstanding	99,067,790	99,067,790	99,067,790
Shares used in diluted EPS calculation	98,777,648	99,067,790	99,067,790

ASE Test Limited
Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

For the Six Months Ended Jun. 30, 2003

Cash Flows From Operating Activities
Net loss	$(17,439)
Adjustments
Depreciation and amortization	68,488
Accrued interest on convertible bonds	6,413
Investment loss under equity method	1,961
Other	(1,974)
Changes in operating assets and liabilities	(5,121)
Net Cash Provided by Operating Activities	52,328

Cash Flows From Investing Activities
Acquisition of properties	(62,123)
Proceeds from sale of properties	3,576
Increase in short-term investment	(94)
Increase in other assets	(3,434)
Net Cash Used in Investing Activities	(62,075)

Cash Flows From Financing Activities
Decrease in short-term borrowings	(12,467)
Increase in long-term debts	11,043
Repayments of long-term debts & capital lease obligations	(30,283)
Net Cash Used in Financing Activities	(31,707)

Translation Adjustments	1,398

Net decrease in Cash and Cash Equivalents	(40,056)
Cash and Cash Equivalents, Beginning of Period	118,828
Cash and Cash Equivalents, End of Period	78,772

Interest paid	2,335
Income tax paid	311
Cash paid for acquisitions of properties
Purchase price	68,480
Increase in payable	(6,357)
62,123

     ASE Test Limited
Consolidated Balance Sheet
As of June 30, 2003
(US$ thousands)
(unaudited)

Cash and cash equivalents	$78,772	Short-term borrowings	$31,533
Short-term investments	2,594	Accounts payable	30,031
Accounts receivable	72,404	Payable for fixed assets	33,434
Inventories	15,651	Current portion of LT debt	16,257
Restricted Cash	150,024	Current portion of bond payable	205,386
Other current assets	17,597	Other current liabilities	15,257

Total current assets	337,042	Total current liabilities	331,898

Long-term investments	90,390	Long-term debt	195,551
Net fixed assets	528,867	Other liabilities	4,210

Consolidated debits	67,269	Total liabilities	531,659
Other assets	29,689	Shareholders’ equity	521,598

Total assets	$1,053,257	Total liabilities & shareholders’ equity	$1,053,257

ASE Test Limited is the world’s largest independent provider of semiconductor testing services. ASE Test provides customers with a complete range of semiconductor testing service, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 30, 2003.